Exhibit 99.1

News release via Canada NewsWire, Vancouver 604-669-7764

            Attention Business Editors:
            Entree Defines NI 43-101 Inferred Resource of 7.1 Billion Pounds Copper
            at Ann Mason, Nevada

            VANCOUVER, Jan. 26 /CNW/ - Entree Gold Inc. (TSX:ETG; AMEX:EGI;
Frankfurt:EKA - "Entree" or the "Company") has received the first National
Instrument 43-101 ("NI 43-101") compliant resource estimate prepared for the
Ann Mason copper- molybdenum deposit located near Yerington, Nevada. Ann Mason is estimated to contain an inferred resource of 810.4 million metric tonnes grading 0.40% copper, using a 0.30% copper cut-off (see Table 1 below).
Accompanying molybdenum is estimated at 165.9 million metric tonnes at a grade of 0.01% molybdenum. Based on these figures, the Ann Mason deposit contains approximately 7.1 billion pounds of copper.
            Entree commissioned Wardrop Engineering Inc. ("Wardrop") to prepare the
NI 43-101 compliant Technical Report and Resource Estimate of the Ann Mason
Copper Molybdenum Project ("2010 NI 43-101 Resource Estimate"), which is filed on SEDAR. This independent report was completed in order to fulfill Canadian regulatory requirements.
            The Wardrop 2010 Inferred resource is confined by an optimized Whittle pit shell No.25. Using the same pit shell, the 2010 Inferred resource estimate represents a 10.6% increase in tonnes from the 2006 model (724.7 million tonnes at 0.40% copper) with a negligible increase in grade at a 0.30% copper cut-off. The increase in tonnage is largely due to the inclusion of additional information generated by drilling after the 2006 calculation was made.

            Table 1. Ann Mason Inferred Resource - January 2010

            <<
                  ------------------------------------------------------
                       Cut-off               Tonnage             Cu
                  ------------------------------------------------------
                         Cu %              (million t)            %
                  ------------------------------------------------------
                   (greater than)0.4         315.22             0.485
                  ------------------------------------------------------
                   (greater than)0.3         810.39             0.399
                  ------------------------------------------------------
                   (greater than)0.2        1409.96             0.336
                  ------------------------------------------------------
            >>

            Entree announced on November 29, 2009 that it had signed a definitive agreement with PacMag Metals Limited (ASX:PMH - "PacMag") to implement
Australian Schemes of Arrangement to acquire all of the issued shares and options of PacMag. PacMag has a 100% interest in the Ann Mason Project, which hosts the Ann Mason deposit. PacMag commissioned Golder Associates ("Golder")
to prepare a Joint Ore Reserves Committee ("JORC") compliant resource estimate in 2006 that outlined an in-situ Inferred Mineral Resource of 810 million tonnes grading 0.40% copper and 0.004% molybdenum at a 0.30% copper cut-off grade, estimated to contain more than 7.1 billion pounds copper. The 2010 NI
43-101 Resource Estimate confirms the 2006 Golder estimate.
            Greg Crowe, President and CEO of Entree commented, "The recent NI 43-101 inferred resource calculation validates the earlier work done by PacMag, and suggests there is significant scope to expand the deposit by further drilling.
Once the merger with PacMag is complete, we intend to commence a substantial exploration program, including additional drilling to potentially expand the resource and to further test the southern and western portions of the Ann
Mason deposit."
            The grades at Ann Mason compare favourably with a number of current producers and development projects in western North America where large open pit porphyry deposits currently in production generally mine copper grades between 0.28 % to 0.56% copper.
            In addition to the defined resource, significant copper oxide and deeper sulphide mineralization has been intersected at Blue Hills, approximately 5 km to the west of Ann Mason. The oxide copper target covers an area of 1.5 km by
350 m, and includes near-surface intercepts of 21.3 m of 0.46% copper, 36.3 m of 0.46% copper and 39.6 m of 0.26 % copper. The surface copper anomaly in soils appears to extend to the west onto adjoining ground held by HoneyBadger
Exploration Inc. (TSX.V: TUF - "HoneyBadger"), which is under option to
Entree.
            At the Shamrock prospect, located 5 km to the southeast of Ann Mason, drilling by PacMag has confirmed the presence of high grade near surface copper mineralization (e.g. 33.6 m of 1.72 % copper) in altered limestone.
            Work is also being planned for the contiguous Blackjack and Roulette properties under option agreements with HoneyBadger and Bronco Creek
Exploration, Inc. (a wholly owned subsidiary of Eurasian Minerals, TSX.V:EMX).
The properties adjoin the Ann Mason property to the west and south.

            ABOUT ENTREE GOLD INC.

            Entree Gold Inc. is a Canadian mineral exploration company focused on the worldwide exploration and development of gold and copper prospects. Entree's expertise is in exploring for deep and/or concealed ore deposits and with a treasury currently in excess of C$40 million, is well funded for future activities. Ivanhoe Mines and Rio Tinto are major shareholders of Entree, holding approximately 14% and 15% of issued and outstanding shares, respectively.
            Entree's flagship property is in Mongolia, where it holds two mining licences and one exploration licence comprising the 179,590 hectare Lookout
Hill property that completely surrounds the 8,500-hectare Oyu Tolgoi project of Ivanhoe Mines, and hosts the Hugo North Extension of the Hugo Dummett copper-gold deposit and the Heruga copper-gold-molybdenum deposit.
            The Lookout Hill property is subject to a joint venture with Oyu Tolgoi
LLC (OTLLC) whereby following expenditure of US$35 million by OTLLC, Entree now retains a 20% to 30% carried interest through to production, with Entree's share of development costs to be repaid from future production cash flow.
            The Hugo North Extension deposit hosts a NI 43-101 compliant Indicated resource of 117 million tonnes grading 1.8% copper and 0.61 g/t gold, estimated to contain 4.6 billion pounds of copper and 2.3 million ounces of gold and an Inferred resource of 95.5 million tonnes grading 1.15% copper and
0.31 g/t gold, estimated to contain 2.4 billion pounds copper and 950,000 ounces of gold. Entree retains a 20% carried interest in these resources.
            The Heruga deposit contains an Inferred resource of 760 million tonnes grading 0.48% copper, 0.55 g/t gold and 142 ppm molybdenum, estimated to contain 8 billion pounds of copper and 13.4 million ounces of gold. Entree also retains a 20% carried interest in this resource.
            Both resources were calculated using a 0.6 % copper equivalent cut-off.
The copper equivalent grades were estimated using metal prices of US$1.35 per pound copper, US$650 per ounce gold and US$10 per pound molybdenum. All resources at Hugo North Extension and Heruga were calculated using a 0.6%
copper-equivalent cut-off.
            Entree continues to explore its large landholdings in Mongolia, including the coal discovery Nomkhon Bohr, and is also evaluating the Huaixi copper project in Zhejiang Province in China.
            In North America, Entree is exploring for porphyry-related copper systems in Arizona, New Mexico, Nevada and British Columbia. Entree's Nevada property is contiguous with the western boundary of PacMag's Ann Mason copper project and increases substantially the area of prospective tenure within that district.

            Qualified Person

            Dr. Robert Morrison, Ph.D., MAusIMM (CP), and Lead Senior Resource
Geologist with Wardrop is a Qualified Person as defined by NI 43-101. Dr.
Morrison supervised the preparation of the technical information in this release.

            Competent Person Statement

            The information in this Release that relates to PacMag Exploration
Results, Mineral Resources or Ore Reserves, as those terms are defined in the
2004 Edition of the "Australasian Code for Reporting of exploration Results,
Resources and Ore Reserves", is based on information compiled by Mr Michael
Clifford, who is a full time employee of PacMag and a Member of the Australian
Institute of Geoscientists. Mr Clifford has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which they are undertaking to qualify as a
Competent Person as defined in the 2004 Edition of the "Australasian Code for
Reporting of Exploration Results, Resources and Ore Reserves". Mr Clifford
consents to the inclusion in this Release of the matters based on his information in the form and context in which it appears.

            This News Release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as "may",
"should", "expects", "plans", "anticipates", "believes", "estimates",
"predicts", "potential" or "continue" or the negative of these terms or other comparable terminology. Such statements include those relating to the successful completion of the transaction and implementation of the Schemes of
Arrangement. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.
            While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, the
Company does not intend to update any of the forward-looking statements to conform these statements to actual results. Readers are referred to the sections entitled "Risk Factors" in the Company's periodic filings with the
British Columbia Securities Commission, which can be viewed at www.SEDAR.com, and with the United States Securities and Exchange Commission, which can be viewed at www.SEC.gov.

            %CIK: 0001271554

            /For further information: Monica Hamm, Manager, Investor Relations,
Entree Gold Inc., Tel: (604) 687-4777, Toll Free: (866) 368-7330, E-mail:
mhamm(at)entreegold.com; Peter Oates, Corporate Communications, Entree Gold Inc.,
Tel: (604) 687-4777, Toll Free: (866) 368-7330, E-mail: poates(at)entreegold.com/
            (ETG. EGI)

CO:  Entree Gold Inc.

CNW 16:57e 26-JAN-10